
                                                                     Exhibit 11


             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (Unaudited)


(In thousands, except
  per share amounts)

                                      Three Months Ended       Six Months Ended
                                           June 30,                 June 30,
                                     1998           1997       1998        1997
Net income applicable to
  common shares .................  $13,661       $13,042     $23,391    $21,581

Earnings per share:
  Basic .........................  $   .39       $   .38     $   .67    $   .63
  Diluted .......................  $   .39       $   .37     $   .66    $   .62

Common share and common
 share equivalents:

  Weighted average of common
   shares outstanding ...........   34,753        34,283       34,694    34,235
  Basic shares ..................   34,753        34,283       34,694    34,235
  Common share equivalents
   (stock options) ..............      590           775          635       717
  Diluted equivalent shares .....   35,343        35,058       35,329    34,952


Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average of both the common shares and common share equivalents (stock options) outstanding during the period.